Exhibit 99.1

THIRD QUARTER REPORT
Ended September 30, 2005

MESSAGE TO SHAREHOLDERS

Since I joined Royal Group in May, we have been very busy, making solid progress developing and beginning to implement a very comprehensive Management Improvement Plan. We expect that the implementation of this plan will result in improved operating and financial performance in the future. It will take time for these initiatives to fully manifest themselves as improved financial results, but we are making progress toward unlocking Royal Group’s full potential.

Net sales for the third quarter of 2005 were $518.9 million, representing a 1% decline from $524.8 million during the 2004 quarter. Royal Group recorded a net loss of $6.5 million representing a loss of $0.07 per share. During the same quarter in 2005, net earnings were $24.4 million, or $0.26 per share. The decline in net sales in the quarter is primarily attributable to the strengthening of the Canadian dollar vis-à-vis the US dollar; with approximately 56% of sales during the quarter denominated in US dollar. Assuming the same average US dollar exchange rate as in the 2004 third quarter, Royal Group’s sales in Canadian dollars would have been up by approximately 5%, mainly as the result of price increases implemented to partially offset rising raw materials costs.

If the Canadian and US dollar exchange rate had remain unchanged, Custom Profiles and Exterior Claddings sales were virtually flat; Home Furnishings was down 6% mainly because of sales rationalization and the impact of the hurricanes in US markets, as well as the divestiture of the wood blind business in Mexico; Outdoor Products/Royal Building Systems was up 7%; and Pipe, Fittings, and Other Construction sales were up 19%.

Gross margin for the 2005 third quarter was $117.0 million, versus $146.0 million a year ago. Gross margin as a percentage of sales declined to 22.6%, compared with 27.8% during the 2004 quarter, primarily as a result of higher raw material costs, particularly PVC resin, and unfavorable currency exchange rates. Escalating raw material costs net of recovery through selling price increases accounted for approximately $15 million of the decline in gross margin. The strengthening Canadian dollar is estimated to have negatively impacted gross margin by $9 million.

Operating expenses rose 12.3% to $115.5 million, from $102.9 million in the same quarter in the previous year. The most significant contributor to the increase in operating expenses was fees paid to professionals totaling approximately $10 million, related to assisting in the development of the Management Improvement Plan, as well as advice and assistance regarding the previously announced sale process. The next significant contributor to the increase was a $4 million write-down of the accounts receivable of a former Mexican subsidiary. Other items affecting expenses were higher selling and delivery costs resulting from increased freight expenses, costs for the closure of redundant warehousing, as well as the ongoing costs related to regulatory investigations.

We generated nearly $83 million of cash flow from operations in the 2005 third quarter, using it to reduce bank indebtedness by $58 million and to repay $18.5 million in long-term debt. At the end of the quarter, net bank indebtedness was $239 million, down from $297 million at the end of the second quarter. Our net debt to total capitalization ratio declined to 28.3% from 31.0% as at June 30, 2005 and 29.3% at September 30, 2004. As we carry out the planned divestitures of business and properties that we have announced, it will enable us to further reduce our capital requirements and to further pay down debt. We continue to examine our capital structure with the goal of increasing our liquidity, reducing our costs, and improving our financial flexibility.

Management Improvement Plan

We are making good progress along the four pathways to value creation imbedded in the Management Plan, beginning with restructuring our portfolio to create value from non-core operations and recasting or divesting of non-performing operations. We plan to divest Baron Metal Industries, Royal Alliance, and Roadex Transport, our Polish subsidiary, and Royal Ecoproducts. Negotiations pertaining to divestiture of Royal Alliance and Baron Metal are in advanced stages. We are also in negotiations pertaining to the divestiture of our Polish subsidiary, and have begun the process of soliciting bids for our Royal Ecoproducts subsidiary. Divestiture of other non-core subsidiaries is also being contemplated, with decisions on these businesses units to be made in the coming weeks.

Second, we have identified and quantified cost and margin opportunities across the company. We have many initiatives underway to achieve this. Let me identify just a few. We will introduce operator-employed statistical process control techniques to about one-third of our extrusion lines by the end of 2006 and expect to have 50% covered by the end of 2007. We are refitting about 20% of our extrusion lines with high-speed tooling by the end of next year. We are rationalizing 450,000 square feet of manufacturing space, beyond the space that we will eliminate through the divestitures. We are increasing the use of our global operations to assist in materials procurement and the manufacturing of certain commodity products. We are progressing with analysis of the profit by product and customer in all of our divisions, which we expect will drive profit improvement actions throughout 2006.

The third pathway is enhancing the full potential of core businesses. We have identified many initiatives, programs, and projects. An example is focusing on cellular and composite technology. We have introduced three new cellular products this year that will be reflected in our 2006 sales. We have accelerated development of the Royal brand, supporting it with a more aggressive and comprehensive marketing program, including a media campaign that has been already getting a terrific response. The overall theme of this trade campaign is “Discover The Royal Advantage™”.

The fourth element is exploring options to refinance the company, including realizing the value imbedded in our real estate, and we are making good progress on this as well.

An important aspect of our plan is to strengthen Royal Group’s senior management team and levels immediately below it. Besides myself and Jim Lawn, who joined in July as CFO, we have added two very significant, highly qualified recruits to fill newly created critical positions. Daryl C.F. Wilson joined us as Senior Vice-President, Manufacturing, Engineering and Development, and Bradley J. Holcomb as Senior Vice-President, Global Materials and Supply. We look forward to their contributions to our efforts to improve manufacturing processes and efficiencies, and to reduce our procurement costs. We have also filled a number of other key management positions, both at the corporate and divisional levels.

Outlook

The previously announced sale process is proceeding as planned and we are now making management presentations to potential bidders. We aim to complete the solicitation of bids for the company in December 2005. At this time, no firm offer has been made to purchase the shares or assets of Royal Group and there can be no assurance that such an offer will be made, or a transaction concluded.

We remain focused on the need to grow our core business and improve its financial performance. We have strengthened our internal controls, management capabilities, operating efficiencies and productivity, procurement, and cost controls. We have a number of new products that we are, or shortly will be, launching, which we are very excited about. Overall, I believe all of this positions Royal Group well for the future.

Lawrence J. Blanford
President and CEO
November 14, 2005

ROYAL GROUP TECHNOLOGIES LIMITED	2

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

	Sept. 30/05	Dec. 31/04	Sept. 30/04
	(unaudited)		(unaudited)
ASSETS
Current assets:
Cash (note 6)	$-	$112,088	$64,832
Accounts receivable	341,885	257,346	338,251
Inventories	450,248	456,339	432,596
Prepaid expenses	18,613	13,893	17,019
	810,746	839,666	852,698
Future income tax assets	23,806	16,561	24,372
Property, plant and equipment	1,251,969	1,330,600	1,391,727
Goodwill	212,288	213,620	215,558
Other assets	40,361	44,525	48,631
	$2,339,170	$2,444,972	$2,532,986
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 6)	$238,856	$-	$325,965
Accounts payable and accrued liabilities	310,400	268,348	274,749
Term bank loan (note 6)	-	324,836	-
Term debt due within one year	46,709	18,303	19,207
	595,965	611,487	619,921
Term debt	250,235	303,214	312,513
Future income tax liabilities	132,677	149,049	166,862
Minority interest	13,957	15,761	14,616
Shareholders' equity:
Capital stock (note 8)	634,866	633,754	633,754
Contributed surplus (note 8)	6,705	3,703	1,770
Retained earnings	870,764	878,779	914,969
Currency translation adjustment	(165,999)	(150,775)	(131,419)
	1,346,336	1,365,461	1,419,074
Investigations and agreement with the former controlling shareholder (note 2)
Contingencies (note 10)
Subsequent event (note 12)
	$2,339,170	$2,444,972	$2,532,986

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Lawrence J. Blanford	Graham Savage
Director, President and	Director
Chief Executive Officer

ROYAL GROUP TECHNOLOGIES LIMITED	3

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

	3 month	3 month	9 months	9 months
	ended	ended	ended	ended
	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(note 1)		(note 1)
Net sales	$518,863	$524,838	$1,455,726	$1,500,616
Cost of sales	401,848	378,822	1,111,021	1,083,317
Gross profit	117,015	146,016	344,705	417,299
Operating expenses	115,513	102,858	313,650	290,585
Earnings before the undernoted	1,502	43,158	31,055	126,714
Interest and financing charges	10,909	9,784	30,792	30,387
Earnings (loss) before income taxes and minority interest	(9,407)	33,374	263	96,327
Income tax expense (recovery) (note 5)	(2,750)	9,522	76	27,156
Earnings (loss) before minority interest	(6,657)	23,852	187	69,171
Minority interest	154	558	498	142
Net earnings (loss)	$(6,503)	$24,410	$685	$69,313
Earnings (loss) per share (note 4):
Basic	$(0.07)	$0.26	$0.01	$0.74
Diluted	$(0.07)	$0.26	$0.01	$0.74

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

	3 month	3 month	9 months	9 months
	ended	ended	ended	ended
	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Retained earnings, beginning of period	$877,267	$890,559	$878,779	$845,656
Net earnings (loss)	(6,503)	24,410	685	69,313
Premium on conversion of multiple voting shares (note 2)	-	-	(8,700)	-
Retained earnings, end of period	$870,764	$914,969	$870,764	$914,969

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED	4

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

	3 month	3 month	9 months	9 months
	ended	ended	ended	ended
	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(note 1)		(note 1)
Cash provided by (used in):
Operating activities:
Net earnings (loss)	$(6,503)	$24,410	$685	$69,313
Items not affecting cash (note 11)	27,480	36,917	98,925	107,681
Change in non-cash working capital (note 11)	61,922	26,938	(58,205)	(25,580)
	82,899	88,265	41,405	151,414
Financing activities:
(Decrease) increase in bank indebtedness (note 6)	(57,990)	-	238,856	-
Decrease in term bank loan (note 6)	-	(98,347)	(324,836)	(174,035)
Repayment of term debt	(18,520)	(20,363)	(18,661)	(53,148)
Proceeds from issuance of shares under stock option plan	-	-	-	145
	(76,510)	(118,710)	(104,641)	(227,038)
Investing activities:
Acquisition of property, plant and equipment	(13,302)	(21,365)	(53,445)	(62,895)
Change in investments	14	243	(131)	(3,334)
Change in minority interest	290	(540)	(1,755)	(124)
Proceeds from the sale of non-strategic assets	7,591	-	7,752	9,707
Change in other assets	430	(226)	(88)	(827)
	(4,977)	(21,888)	(47,667)	(57,473)
Effect of foreign exchange rate changes on cash	(1,412)	(1,129)	(1,185)	(650)
Decrease in cash during the period	-	(53,462)	(112,088)	(133,747)
Cash, beginning of period	-	118,294	112,088	198,579
Cash, end of period	$-	$64,832	$-	$64,832

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

1.	Consolidated financial statements

Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, certain information and note disclosures included in the annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed. These financial statements include the accounts of Royal Group Technologies Limited (“the Group”), its subsidiaries and its proportionate share of its joint ventures.

    These financial statements should be read in conjunction with the Group’s audited financial statements as of and for the fifteen months ended December 31, 2004, as set out in the Group’s December 31, 2004 Annual Report.

    In the opinion of management, these financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2005 and the results of operations and cash flows for the three month and nine month periods ended September 30, 2005.

The Group’s accounting principles remain unchanged from the most recent fiscal year ended December 31, 2004. For details, please refer to note 1 on page 29 of the Group’s 2004 Annual Report.

    The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace. As such, net sales, net earnings and cash flow are impacted by the amount of activity in these segments. Historically, the Group’s highest revenue generating quarters have been the three months ended June 30 and September 30.

Change in year end

The Group changed its fiscal year end to December 31 from September, effective for fiscal 2004. The change to the calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly these unaudited interim consolidated financial statements include results for the three months ended September 30, 2005 as compared to the three months ended September 30, 2004, which was the fourth quarter of the 15 month period ending December 31, 2004 and the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004.

Comparative figures

Certain comparative figures for the three months and nine months ended September 30, 2004 have been reclassified to conform with the financial statement presentation adopted in fiscal 2005.

2.    Investigations and agreement with the former controlling shareholder

The Royal Canadian Mounted Police (“RCMP”) continues its previously announced investigation. The Ontario Securities Commission (“OSC”) also continues its investigation of the Group with respect to disclosure, financial affairs and trading in the shares of the Group. During the current quarter, the Group received notification that the Securities and Exchange Commission (“SEC”) is investigating the Group’s past accounting practices and disclosures. As part of these investigations, the Group received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. The Group is unable to determine if these investigations will have a material impact on the Group and its previously reported financial statements. No amount has been accrued in the financial statements.

    In the second quarter of the current year, the Group obtained shareholder approval for the settlement with the former controlling shareholder and the conversion of the multiple voting shares to single voting shares. On June 23, 2005, the Group filed the articles of amendment approved by the shareholders on May 25, 2005. The Group now has one class of voting common shares.

ROYAL GROUP TECHNOLOGIES LIMITED	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

In lieu of a cash payment to the Group by the former controlling shareholder personally of the full amount of the gain earned by all interested parties on the sale of the Vaughan West Lands to the Group the conversion of his multiple voting shares to common shares on a one-for-one basis has occurred. The Group decreased retained earnings by $8,700, decreased land by $5,200, increased miscellaneous income by $1,300 for the part of the Vaughan West land sold in fiscal 2004, and increased interest income by $2,200.

3.    Segmented information

Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief decision-makers in deciding how to allocate resources and in assessing performance.

The Group’s significant operating segments are:

(a)	Products segment:

This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, exterior claddings, home furnishings, outdoor products/Royal Building Systems and pipe/fittings/other construction.

(b)	Support segment:

This segment represents materials, machinery and tooling and services provided predominately to the Products Segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds, as well as a variety of recycled plastics and materials. Machinery and tooling manufacturing, property management, distribution, transportation, research and development, as well as various support services, such as strategic guidance, sales, operational issues, purchasing, financial and administrative support and human resources, are also provided by this segment.

	Products		Support
	Segment	Eliminations	Segment	Eliminations	Consolidated
For the 3 months ended September 30, 2005
Net sales	$513,256	$(6,358)	$159,742	$(147,777)	$518,863
Gross profit	101,757		15,258		117,015
Amortization charges	24,493		9,721		34,214
Acquisition of property, plant and equipment and goodwill	10,633		2,669		13,302
Property, plant and equipment	609,163		642,806		1,251,969
Goodwill	176,653		35,635		212,288
Total assets	1,563,373		775,797		2,339,170

For the 9 months ended September 30, 2005
Net sales	$1,441,036	$(26,123)	$490,409	$(449,596)	$1,455,726
Gross profit	283,012		61,693		344,705
Amortization charges	73,690		28,865		102,555
Acquisition of property, plant and equipment and goodwill	46,295		7,150		53,445
Property, plant and equipment	609,163		642,806		1,251,969
Goodwill	176,653		35,635		212,288
Total assets	1,563,373		775,797		2,339,170

ROYAL GROUP TECHNOLOGIES LIMITED	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

	Products		Support
	Segment	Eliminations	Segment	Eliminations	Consolidated
For the 3 months ended September 30, 2004
Net sales	$521,987	$(9,766)	$167,142	$(154,525)	$524,838
Gross profit	117,720		28,296		146,016
Amortization charges	22,923		9,551		32,474
Acquisition of property, plant and equipment and goodwill	16,285		5,080		21,365
Property, plant and equipment	682,402		709,325		1,391,727
Goodwill	179,923		35,635		215,558
Total assets	1,623,597		909,389		2,532,986

For the 9 months ended September 30, 2004
Net sales	$1,472,450	$(32,819)	$501,127	$(440,142)	$1,500,616
Gross profit	318,785		98,514		417,299
Amortization charges	69,936		28,617		98,553
Acquisition of property, plant and equipment and goodwill	50,549		12,346		62,895
Property, plant and equipment	682,402		709,325		1,391,727
Goodwill	179,923		35,635		215,558
Total assets	1,623,597		909,389		2,532,986

Net sales by geographic region for the 3 months ended September 30, 2005 were 56% (2004 - 58%) to the US, 38% (2004 - 37%) to Canada and 6% (2004 - 5%) to other markets and for the 9 months ended September 30, 2005 were 58% (2004 - 59%) to the US, 36% (2004 - 34%) to Canada and 6% (2004 - 7%) to other markets.

4.    Earnings (loss) per share

Basic earnings (loss) per share have been calculated using the weighted average number of shares outstanding for the three month period of 93,444,502 (2004 - 93,356,170) and for the nine month period of 93,435,666 (2004 - 93,352,014) respectively. Diluted earnings per share amounts assume the exercise of options and restricted stock units (“RSUs”) where a dilutive effect would result. The RSUs were not included in the computation of diluted net income per share for the quarter ended September 30, 2005 because the effect of including the RSUs in the computation would have been anti-dilutive. No options were included in the diluted earnings per share calculation as all options were out of the money at both September 2005 and September 2004. The maximum dilutive number of shares for the three month period was 93,444,502 (2004 - 94,839,492) and for the nine month period was 94,525,110 (2004 - 93,846,455) respectively. At September 30, 2005, the Group had outstanding 93,444,502 voting common shares, 1,185,000 RSUs under the Senior Management Incentive Plan (“SMIP”) and 3,225,078 options to acquire voting common shares under the Group’s employee stock option plan.

5.    Income taxes

During the quarter, the Group recorded an income tax recovery on its pre-tax loss reported under GAAP. The effective tax rate for the quarter was 29.2%, comparable to the 28.8% in the previous quarter ended June 30, 2005.

ROYAL GROUP TECHNOLOGIES LIMITED	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

6.    Bank indebtedness

Bank credit facilities available to the Group as at September 30, 2005 included:

1.
A $312,500 committed, secured revolving credit facility made available to the Canadian parent company and certain of its U.S. subsidiaries for general operating and corporate purposes. The credit facility is collateralized by substantially all of the Group’s assets in Canada and the United States, although real property charges have by agreement been registered only against certain specific properties located in Ontario. The facility bears interest at bank prime plus 0.5%, or either LIBOR or Bankers’ Acceptance Rate plus 1.5%. The facility matures April 30, 2006; and

2.
Credit facilities totaling the equivalent of $68,300 made available by various indigenous banks to the Group’s international subsidiaries to fund their local operations. The terms and conditions of these facilities vary in accordance with local practices, but are consistent with the Group’s other credit arrangements.

On November 2, 2005, the Group announced that it might be marginally offside on one of the covenants of its revolving credit facility. The Group has obtained an amendment to this bank covenant and continues to be in compliance.

7.    Related party transactions

During the quarter, related party transactions with companies related to the former controlling shareholder totaled $96 (2004 - $103). Related party transactions principally between a non-wholly owned subsidiary of the Group and minority shareholders of this subsidiary totaled $1,521 (2004 - $1,824). At September 30, 2005, there are accounts receivable from companies related to the former controlling shareholder of $37 (2004 - $35) and an account receivable from the former controlling shareholder of $nil (2004 - $1,130).

At September 30, 2005, there are accounts receivable of $58 (2004 - $51) and accounts payable of $671 (2004 - $1,513) relating to other related parties.

These related party transactions were in the normal course of the Group’s business relating either to products typically manufactured by it and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.

See note 2 for the details of the settlement with the former controlling shareholder.

8.    Stock-based compensation plans

During fiscal 2004, the Group established the Senior Management Incentive Plan (“SMIP”) to provide for the issuance of a maximum of 1,400,000 RSUs. Each RSU entitles the participant to receive one voting share or an equivalent cash payment on the entitlement date provided that the vesting criteria are satisfied, including performance-based criteria established in respect of the participant's grant of RSUs. It is the Group's intention to settle in shares on the entitlement date. During the current quarter, 60,000 RSUs were issued and 20,000 RSUs were cancelled. At September 30, 2005, there were 1,185,000 RSUs outstanding. Based on the market price on the grant date of these RSUs, compensation expense of $1,551 (2004 - $1,674) was recorded during the three month period ended September 30, 2005, including an adjustment for RSUs issued and cancelled in the quarter. Based on RSUs outstanding at September 30, 2005, compensation expense of $1,575 is expected to be recorded in the remainder of fiscal 2005 and $6,299 in fiscal 2006.

ROYAL GROUP TECHNOLOGIES LIMITED	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

9.    Divestiture

On July 28, 2005, the Group announced that the board of directors approved the potential divestiture of certain non-core business units, including Royal Alliance, Baron Metals Industries and Roadex Transport. Royal Alliance and Baron Metals Industries’ results are reported in the Group’s Products segment. Roadex Transport’s results are reported in the Group’s Support segment. A letter of intent was signed in October 2005 in respect of the sale of Royal Alliance. The Group’s invested capital in these three business units was $75,986 at September 30, 2005.

In addition, the Group is in negotiations to sell its Polish operations, which has been a non-performing business unit. A letter of intent was signed in July 2005 and negotiations are ongoing with respect to this sale. The Group’s invested capital in this business unit was $45,466 at September 30, 2005.

10. Contingencies

As noted in note 19 of the 2004 consolidated financial statements, the Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter. The Group is presently unable to determine the likelihood of loss, if any, as a result of this action. As noted in note 19 of the 2004 consolidated financial statements, the Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action purports to assert U.S. federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief. The Group intends to defend itself vigorously in these actions. The Group is presently unable to determine the likelihood of loss, if any, as a result of this action and no amount is accrued in the financial statements.

On July 28, 2005, the Group announced that results of recent testing on its Royal Building Systems (RBS) indicated that this product did not consistently meet the smoke generation requirements of applicable US building codes for interior unfinished surfaces in non-utility buildings and as a result the Group ceased shipment of all non-utility products globally. Following confirmation of code compliance, the Group has resumed sales of the RBS 4, 6 and 8 inch and RBS 8i (insulated) concrete wall systems. The Royal RENEW product is currently undergoing similar analysis and testing for re-introduction upon successful product review. The Group is presently unable to determine the likelihood of loss, if any, as a result of this issue and no amount has been accrued in the financial statements.

    The Group is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business. Where the Group expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Group cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition and liquidity of the Group.

ROYAL GROUP TECHNOLOGIES LIMITED	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

11.    Supplementary cash flow information

	3 months ended	3 months ended	9 months ended	9 months ended
	Sep. 30/05	Sep. 30/04	Sep. 30/05	Sep. 30/04
a) Items not affecting cash:
Amortization charges	34,214	32,473	102,555	98,553
Amortization of deferred financing costs	2,544	65	4,200	198
Future income taxes	(15,309)	12,990	(23,617)	21,334
Other	6,031	(8,611)	15,787	(12,404)
Cash provided	27,480	36,917	98,925	107,681

b) Changes in non-cash working capital:
Accounts receivable	14,830	34,914	(94,207)	(65,518)
Inventories	12,567	(5,345)	(1,766)	1,361
Prepaid expenses	1,510	1,914	(9,028)	1,585
Accounts payable and accrued liabilities	33,015	(4,545)	46,796	36,992
Cash provided (used)	61,922	26,938	(58,205)	(25,580)

12.    Subsequent event

The previously announced sale process is proceeding, with potential bidders currently receiving presentations from management. The Group aims to complete the process of soliciting bids in December 2005. There has been no firm offer to purchase the shares or assets of the Group and there can be no assurance that such an offer will be made.

    On October 18, 2005, the Group announced the potential divestiture of Royal Ecoproducts Co. The Group’s invested capital in this business unit was $20,663 at September 30, 2005. The Group is unable to determine the extent of loss, if any, at this time as it has only started the process of this divestiture.

ROYAL GROUP TECHNOLOGIES LIMITED	11